Exhibit 99.1

Japan, July 5, 2005

TRANSFER OF COMMERCIAL RIGHTS OF PLAVIX® IN JAPAN

[Paris/Tokyo]- July 5, 2005 - Sanofi-aventis and Daiichi Pharmaceutical Co., Ltd. announced today the transfer of all commercial rights for Plavix® (clopidogrel) in Japan from Daiichi and a jointly held partnership to sanofi-aventis Japan. The transfer will be implemented in conformity with local regulatory requirements. Given their long-standing partnership, both parties agreed to collaborate in the future in the areas of manufacturing and co-promotion to ensure the success of Plavix® in Japan. Plavix® was submitted for registration to the Japanese Ministry of Health, Labor and Welfare on February 24, 2004 and its review is pending.

About sanofi-aventis

Sanofi-aventis is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic disorders, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

About Daiichi Pharmaceutical

Daiichi Pharmaceutical Co., Ltd., has been a leader in the Japanese pharmaceutical industry for nearly a century. Established in 1915, Daiichi has grown as a research and development-based organization, ensuring its leading position as a developer of advanced pharmaceutical products and health care-related chemicals for nearly 90 years. Daiichi’s main therapeutic and diagnostic areas of research include infectious diseases, cancer, cardiovascular disorders, cerebral and central nervous system illnesses, gastrointestinal ailments, immunological disorders and contrast media. Daiichi and Sankyo Co., Ltd, a Japan-based pharmaceutical company, will establish a joint holding company, DAIICHI SANKYO, LIMITED through a joint stock transfer on September 28, 2005.

Press Contact:

Jean-Marc Podvin

sanofi-aventis

+33 (0)1 53 77 42 23

Toshio Takahashi

Daiichi Pharmaceutical

+81 (0)3 3273 7107